# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UP Fintech Holding Limited, CIK 0001756699
CUSIP: 91531W106
Title of class of securities: Class A ordinary shares, par value $0.00001 per share; American Depositary Shares
Address of issuer's principal executive offices: 1 Raffles Place, #35-61 One Raffles Place, Singapore, Cayman Islands (E9), 048616
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-012545
Filed by CIK 0001803676

## Reporting persons
- Tianhua Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 554,962,267; shared voting power 0; sole dispositive power 333,252,722; shared dispositive power 0; aggregate amount beneficially owned 554,962,267 (19.8% of the class)
  Comment: The shares reported in row 5 represent (i) 97,611,722 Class B Ordinary Shares and 235,641,000 Class A Ordinary Shares in the form of ADSs which are directly and indirectly held by Mr. Tianhua Wu; (ii) 194,545,110 Class A Ordinary Shares in the form of ADSs issued under the UP Fintech Holding Limited 2018 Share Incentive Plan, the 2019 Performance Incentive Plan and the Amended and Restated 2019 Performance Incentive Plan (each a "Plan" and, collectively, the "Plans") with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu; (iii) 27,164,435 Class A Ordinary Shares held by Kastle Limited for the benefit of certain participants of the Plans, with the voting rights irrevocably and unconditionally entrusted to Mr. Tianhua Wu.
  
  The shares reported in row 7 represent (i) 97,611,722 Class B Ordinary Shares and 235,641,000 Class A Ordinary Shares in the form of ADSs which are directly and indirectly held by Mr. Tianhua Wu.
  
  Row 11 is calculated based on a total of 2,705,826,751 outstanding Class A ordinary shares and 97,611,722 outstanding Class B ordinary shares of the Issuer, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") on April 23, 2025.
- Sky Fintech Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 318,252,722; shared voting power 0; sole dispositive power 318,252,722; shared dispositive power 0; aggregate amount beneficially owned 318,252,722 (11.4% of the class)
  Comment: The shares reported above represent 97,611,722 Class B Ordinary Shares and 220,641,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited.
  
  Row 11 is calculated based on a total of 2,705,826,751 outstanding Class A ordinary shares and 97,611,722 outstanding Class B ordinary shares of the Issuer, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") on April 23, 2025.
- Sky Tiger Investment Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands U.S. (VI); sole voting power 318,252,722; shared voting power 0; sole dispositive power 318,252,722; shared dispositive power 0; aggregate amount beneficially owned 318,252,722 (11.4% of the class)
  Comment: The shares reported above represent 97,611,722 Class B Ordinary Shares and 220,641,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which is wholly-owned by Sky Tiger Investment Holding Limited.
  
  Row 11 is calculated based on a total of 2,705,826,751 outstanding Class A ordinary shares and 97,611,722 outstanding Class B ordinary shares of the Issuer, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") on April 23, 2025.
- Lightspeed Rise Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 318,252,722; shared voting power 0; sole dispositive power 318,252,722; shared dispositive power 0; aggregate amount beneficially owned 318,252,722 (11.4% of the class)
  Comment: The shares reported above represent 97,611,722 Class B Ordinary Shares and 220,641,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which is indirectly wholly-owned by Lightspeed Rise Holdings Limited through its wholly-owned subsidiary, Sky Tiger Investment Holding Limited.
  
  Row 11 is calculated based on a total of 2,705,826,751 outstanding Class A ordinary shares and 97,611,722 outstanding Class B ordinary shares of the Issuer, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") on April 23, 2025.
- Tiger Family Trust: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 318,252,722; shared voting power 0; sole dispositive power 318,252,722; shared dispositive power 0; aggregate amount beneficially owned 318,252,722 (11.4% of the class)
  Comment: The shares reported above represent 97,611,722 Class B Ordinary Shares and 220,641,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which is indirectly wholly-owned by Lightspeed Rise Holdings Limited, which is in turn controlled by Tiger Family Trust, a trust established under the laws of Hong Kong and managed by Kastle Limited as the trustee.Mr. Tianhua Wu is the settlor of Tiger Family Trust, and Mr. Tianhua Wu and his family are the trust's beneficiaries.
  
  Row 11 is calculated based on a total of 2,705,826,751 outstanding Class A ordinary shares and 97,611,722 outstanding Class B ordinary shares of the Issuer, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 23, 2025.
- Tiger ESOP Trust: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 43,602,945; shared voting power 0; sole dispositive power 43,602,945; shared dispositive power 0; aggregate amount beneficially owned 43,602,945 (1.6% of the class)
  Comment: The shares reported above represent 27,164,385 Class A Ordinary Shares and 16,438,560 Class A Ordinary Shares in the form of ADSs held by Kastle Limited, under Tiger ESOP Trust that is managed by Kastle Limited as trustee, for benefit of certain participants of the Plans.
  
  Row 11 is calculated based on a total of 2,705,826,751 outstanding Class A ordinary shares and 97,611,722 outstanding Class B ordinary shares of the Issuer, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 23, 2025.
- Tiger ESOP Trust II: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 50; shared voting power 0; sole dispositive power 50; shared dispositive power 0; aggregate amount beneficially owned 50 (0% of the class)
  Comment: The shares reported above represent 50 Class A Ordinary Shares held by Kastle Limited, under Tiger ESOP Trust II that is managed by Kastle Limited as trustee, for benefit of certain participants of the Plans.
  
  Row 11 is calculated based on a total of 2,705,826,751 outstanding Class A ordinary shares and 97,611,722 outstanding Class B ordinary shares of the Issuer, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 23, 2025.

## Item 1. Issuer
Name of issuer: UP Fintech Holding Limited
Address of issuer's principal executive offices: 1 Raffles Place, #35-61 One Raffles Place, Singapore (048616)

## Item 2. Person Filing
Name of person filing:
(i) Tianhua Wu
(ii) Sky Fintech Holding Limited
(iii) Sky Tiger Investment Holding Limited
(iv) Lightspeed Rise Holdings Limited
(v) Tiger Family Trust
(vi) Tiger ESOP Trust
(vii) Tiger ESOP Trust II (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
Each of Tianhua Wu, Sky Fintech Holding Limited and Sky Tiger Investment Holding Limited: 18/F, Grandyvic Building, No.1 Building, No.16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC
Each of Lightspeed Rise Holdings Limited, Tiger Family Trust, Tiger ESOP Trust and Tiger ESOP Trust II: 1/F,FWD Financial Centre,308 Des Voeux Road Central, Sheung Wan, Hong Kong
Citizenship:
Tianhua Wu: People's Republic of China
Each of Sky Fintech Holding Limited, Sky Tiger Investment Holding Limited and Lightspeed Rise Holdings Limited: British Virgin Islands
Each of Tiger Family Trust, Tiger ESOP Trust and Tiger ESOP Trust II: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tianhua Wu: 554,962,267

Each of Sky Fintech Holding Limited, Sky Tiger Investment Holding Limited, Lightspeed Rise Holdings Limited and Tiger Family Trust: 318,252,722

Tiger ESOP Trust: 43,602,945

Tiger ESOP Trust II: 50
Percent of class:
Tianhua Wu: 19.8%

Each of Sky Fintech Holding Limited, Sky Tiger Investment Holding Limited, Lightspeed Rise Holdings Limited and Tiger Family Trust: 11.4

Tiger ESOP Trust: 1.6%

Tiger ESOP Trust II: 0.0%
Sole power to vote or to direct the vote:
Tianhua Wu: 554,962,267

Each of Sky Fintech Holding Limited, Sky Tiger Investment Holding Limited, Lightspeed Rise Holdings Limited and Tiger Family Trust: 318,252,722

Tiger ESOP Trust: 43,602,945

Tiger ESOP Trust II: 50
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Tianhua Wu: 333,252,722

Each of Sky Fintech Holding Limited, Sky Tiger Investment Holding Limited, Lightspeed Rise Holdings Limited and Tiger Family Trust: 318,252,722

Tiger ESOP Trust: 43,602,945

Tiger ESOP Trust II: 50
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Tianhua Wu: /s/Tianhua Wu, Tianhua Wu (05/09/2025)
- Sky Fintech Holding Limited: /s/Tianhua Wu, Director (05/09/2025)
- Sky Tiger Investment Holding Limited: /s/Tianhua Wu, Director (05/09/2025)
- Lightspeed Rise Holdings Limited: /s/Yansong Su, Authorized signatories for and on behalf of Kastle Limited, acting as the director (05/09/2025)
- Tiger Family Trust: /s/Yansong Su, Authorized signatories for and on behalf of Kastle Limited, acting as the trustee (05/09/2025)
- Tiger ESOP Trust: /s/Yansong Su, Authorized signatories for and on behalf of Kastle Limited, acting as the trustee (05/09/2025)
- Tiger ESOP Trust II: /s/Yansong Su, Authorized signatories for and on behalf of Kastle Limited, acting as the trustee (05/09/2025)
Comment: N/A